SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Septembrer 2007

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Latin America´s Beverage Leader

FEMSA Appoints New Vice-President of Corporate Affairs

Monterrey, Mexico, September 4, 2007— Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced on August 31, 2007 the appointment of Genaro Borrego as Vice-President of Corporate Affairs reporting directly to José Antonio Fernández, our Chief Executive Officer.

Mr. Borrego will lead our interaction with relevant constituents including Government, Media, Non-governmental Organizations, Business and Trade Associations, and he will also guide our Social Responsibility efforts, on an integral platform and for the nine countries where FEMSA currently operates.

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FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico and important beer exporter to the United States; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 5,000 stores.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

By:	/s/ Javier Astaburuauga
Javier Astaburuauga Chief Financial Officer

Date: September 4, 2007